



NORILSK NICKEL

MINING AND METALLURGICAL COMPANY
JOINT STOCK COMPANY

22, Voznesensky Per., Moscow 125993. Phone: (495) 787 76 67 Fax: (495) 785 58 08. E-mail: gmk@nornik.ru

16.10.2006

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549-0302

MMC

Re: OJSC ~~Mining and Metallurgical Company~~ Norilsk Nickel (SEC File No. 82-5167)
Ongoing Disclosure Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

On behalf of OJSC Mining and Metallurgical Company Norilsk Nickel (the "Company") and pursuant to the requirements of Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), I hereby furnish this letter, with exhibits hereto, to the Securities and Exchange Commission.

Pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act, enclosed is a copy of the documents listed below, which constitutes information that the Company has recently made public pursuant to the laws of the Russian Federation:

1. Press release dated October 10, 2006: Moody's Investors Service upgrades the corporate ratings of OJCS MMC Norilsk Nickel to Baa2
2. Notice of shares buy-back: OJSC MMC Norilsk Nickel announces the buy-back of its own shares.

The above-listed documents are available on the Company's website (www.nornik.ru) in both Russian and English.

If you should have any questions or comments, please call the undersigned at +7 495 755 67 33 or +7 495 786 83 20.

Very truly yours,

Dmitry Usanov

Head of Investor Relations
MMC Norilsk Nickel

NORILSK NICKEL

10.10.2006

Moody's Investors Service upgrades the corporate ratings of OJCS MMC Norilsk Nickel to Baa2

On October 9, 2006 Moody's Investors Service upgraded the corporate rating of OJSC MMC Norilsk Nickel (RTS: GMKN) to Baa2 from Ba1, bringing it two notches up into the category of "Investment Grade".

Unsecured issuer ratings were upgraded by three notches to Baa2 from Ba2, while the company's national scale credit rating was upgraded by Moody's Interfax Rating Agency to Aaa.ru from Aa1.ru.

According to Moody's announcement, this upgrade recognizes strong fundamentals of MMC Norilsk Nickel. The outlook on all ratings is stable.

Aggregate of all ratings assigned (Fitch – «BBB-», Moody's - «Baa2» and Standard & Poor's - «BBB-») gives MMC Norilsk Nickel the highest rating among privately owned Russian companies. These ratings reflect the availability of unique resource base and strong financial profile of the company, as well as its leadership on the global markets of nickel, palladium, platinum, copper.

For further information please contact:

Sergey P. Gryaznykh
Head of Treasury Department
Phone +7 (495) 797 8255.

OJSC MMC Norilsk Nickel announces the buy-back of its own shares

OJSC MMC Norilsk Nickel (MMC Norilsk Nickel, the Company) hereby informs that on October 5, 2006 the Board of Directors, acting under Federal Law *On Joint-Stock Companies* (Art. 72, par. 2) and the Corporate Charter (par. 6.3.3.8), decided to buy back up to 7,500,000 of the Company's ordinary registered shares with a par value of one rouble (the Shares).

The shareholders willing to sell their shares to the Company should submit their buy-back applications (the Applications) within the period from October 16, 2006 to November 16, 2006.

Shares will be bought back from November 17, 2006 to December 17, 2006 at the price of RUB 3,510 per share.

Cash payment for the shares bought back under this program will be effected by the Company in accordance with terms and conditions of Stock Purchase Agreement but not later than 30 days after the buy-back deadline.

Buy-back Terms

1. Shareholders willing to sell all or some of their shares may submit their applications within the stated period of time (October 16 through November 16, 2006) at the offices of the Registrar – CJSC National Registry Company (the Registrar). Applications may be presented either personally or by proxies with notarized powers of attorney.

The Registrar's offices:

- **CJSC National Registry Company:** 6 ul. Veressayeva, Moscow, Russia 121357; ph. (495) 440-6345, fax (495) 440-6355;
- **Irkutsk Branch of the CJSC National Registry Company:** 6 ul. Lenina, office 303, Irkutsk, Russia 664025, ph. (3952) 34-2248;
- **Krasnoyarsk representative office of MMC Norilsk Nickel:** 15 ul. Bograda, Krasnoyarsk, Russia 660049, ph. (3912) 59-1809;
- **Norilsk Branch of the CJSC National Registry Company:** 16 Leninsky pr., Norilsk, Krasnoyarsk Territory, Russia 663301, ph. (3919) 42-6163, fax/phone (3919) 42-2151;
- **St.-Petersburg Branch of the CJSC National Registry Company:** 4a Izmailovsky pr., Saint Petersburg, Russia 190005, ph. (812) 251-8138, fax (812) 346-7407;
- **Novorossiysk Branch of the CJSC National Registry Company:** 1-117 ul.Svobody, Novorossiysk, Krasnodar Territory, Russia 353900, ph. (8617) 60-1033, phone/fax (8617) 64-2900;
- **Monchegorsk Office of the AKB Rosbank's Murmansk Branch:** 45/2 pr. Metallurgov, Monchegorsk, Murmansk region, Russia 184500, ph. (81536) 7-2801, 7-2313;
- **Zapolarny Branch of the AKB Rosbank's Murmansk Branch:** 1A ul. Lenina, Zapolarny, Murmansk Area, Russia 184430, ph. (81554) 7-3830.

Krasnoyarsk representative office of MMC Norilsk Nickel, Monchegorsk Office of the AKB Rosbank's Murmansk Branch and Zapolarny Branch of the AKB Rosbank's Murmansk Branch will accept applications only from individual persons who have personal accounts in the Company's Register.

Application forms to be completed by the shareholders or their proxies will be distributed at the Registrar's offices listed above.

If the shares owned by a shareholder are placed on personal accounts of nominees or trustees, all actions required for the buy-back of these shares by the Company shall be carried out by authorized representatives of these nominees (trustees) with duly executed powers of attorney, which must include the power to sign a stock purchase agreement on behalf of a shareholder, to sign a transfer order, and, if necessary, to receive payment for the shares. In addition to Applications and transfer orders, the nominee's representative shall present statements of the shareholder's DEPO account where the quantity of shares owned by this shareholder is confirmed as of the date immediately preceding the date of these documents submission.

If the Application and transfer order are presented by such a shareholder in person, alongside with other documents specified by this Notice, a statement of this shareholder's DEPO account should be presented to confirm the quantity of shares owned by this shareholder as of the date immediately preceding the date of these documents submission.

2. The quantity of shares which may be declared in the Application submitted by a shareholder (or his/her representative) shouldn't exceed the quantity of shares on this shareholder's personal account with the Company's Register as of the date of filing the Application. **If the number of shares declared in the shareholder's Application exceeds the number of shares on this shareholder's personal account, this Application won't be taken for consideration and a refusal of shares buy-back will be sent to this shareholder.**

3. If in the period from October 16, 2006 to November 16, 2006 one shareholder personally and/or by proxies presents more than one Application, **only the latest of them shall be considered by the Company**.

4. The quantity of shares which may be declared in the Application filed by a nominee's representative on behalf of a shareholder cannot exceed the quantity of shares on this shareholder's DEPO account as of the date of filing this Application.

If by the end of period allowed for filing the Applications, there will be less shares on a nominee's personal account in the Company's Register than the aggregate quantity of shares declared in all Applications filed either by the nominee's authorized representatives or by the shareholders whose shares are held on the nominee's account then all Applications filed on behalf of clients of this nominee won't be taken for consideration by the Company and a refusal of shares buy-back will be sent to this nominee.

5. The amount of shares that the Company will buy back from each eligible shareholder will be determined in compliance with the provisions of Article 72 (par.4) of the Federal Law *On Joint Stock Companies*. If the total quantity of shares that the shareholders offer for the buy-back exceeds the maximum amount stated above (7,500,000 shares), then the shares will be purchased from the shareholders on a proportional basis at a buy-back ratio. Minimum number of shares to be purchased from one shareholder will be one share. If the amount of stock is represented by a fraction, it will be rounded downward.

6. Upon expiry of the period allowed for filing the Applications, the shareholders and registered nominees participating in the buy-back will be notified on the following: total quantity of shares offered by the shareholders for the buy-back, the buy-back ratio, and the number of shares that the Company will buy back from the shareholders.

7. Not later than December 17, 2006 (the buy-back deadline), the shareholders who have filed their Applications or the shareholders' proxies should come to that Registrar's office where their Application was filed and sign a stock purchase agreement and a transfer order for rebooking the shares in favor of MMC Norilsk Nickel. The quantity of shares to be bought back from each eligible shareholder will be computed at the buy-back ratio, and this quantity cannot exceed the

quantity of shares actually placed on this shareholder's personal account (DEPO account) as of the date of signing a stock purchase agreement and a transfer order.

8. Filing the Application, the shareholder or his/her proxy is to present the following documents to the Registrar:

For shareholders - individual persons:

a) passport or another equivalent document such as:

- **military ID card, or interim certificate, issued to substitute a military ID or identification certificate (for persons who do military service);**
- **an interim certificate, proving ID of a citizen of the Russian Federation issued for the period when his/her passport is in the process of issuance in accordance with the procedure approved by the Government of the Russian Federation;**
- **a document, proving ID of a citizen of the Russian Federation, with which a citizen of the Russian Federation enters the Russian Federation in accordance with Federal Law regulating arrival and departure procedures to and out of the Russian Federation (for persons constantly living outside of the Russian Federation);**
- **seafarer's ID;**
- **a certificate of the established form issued to the citizens of the Russian Federation staying in places of detention as suspected or accused for crimes, in accordance with the procedure approved by the Government of the Russian Federation;**
- **passport of a foreign citizen or an ID document of a stateless person.**

b) in addition to documents listed in p. a), the shareholder' proxy should present a notarized power of attorney executed in compliance with requirements of Art. 185 of the Civil Code of the Russian Federation and certifying powers to sign the stock purchase agreement and the transfer order.

For shareholders - legal entities:

a) a passport (or another equivalent document) of a person entitled to sign the stock purchase agreement and the transfer order;

b) a copy of the document that confirms the representative's powers to sign the stock purchase agreement (e.g., a resolution on appointing for a position of an executive, a power of attorney, etc.), signed and sealed by the shareholder' authorized officer; or a notarized power of attorney;

c) in case if the alienation of shares is to be approved by management bodies of the shareholder being a legal entity - a copy of the relevant resolution;

d) copies of statutory documents of the shareholder – legal entity (for foreign entities - with notarized translation into Russian), signed and sealed by an authorized officer;

e) for shareholders-residents: a copy of accounting balance sheet with a note made by a taxation body (confirming the book value of assets as of the latest reporting date), signed and sealed by an officer with statuary authority.

The Registrar shall provide shareholders or their proxies with a receipt of document acceptance.

9. Cash payment for the shares bought back by the Company shall be effected under the terms of the stock purchase agreement, but not later than 30 days after the buy-back deadline. The method of payments for the shares (bank transfer, post transfer) is to be specified in the Application.

10. Duly executed stock purchase agreement and a document confirming the transfer of title to the shares may be collected by the shareholder or his/her proxy at the aforementioned address of

the Registrar in 10 days after signing the agreement by the shareholder or his/her proxy.